UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42013

SuperX Ai Technology Limited

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Entry into a Joint Venture Agreement

On February 11, 2026, SuperX AI Solution Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of SuperX AI Technology Limited (the “Company” or “SuperX”), entered into a joint venture agreement (the “JV Agreement”) with Tianfu International Investment Pte. Ltd., a Singapore subsidiary of Suzhou TFC Optical Communication Co., Ltd. (SZSE: 300394) (“TFC”), and certain affiliates, related parties and designees of TFC (together, the “TFC Partners”), to establish a joint venture through a new entity incorporated in Singapore, SuperX Optical Communications Pte. Ltd. (the “JV”).

The total initial paid-up share capital of the JV is SGD 2,000,000. Pursuant to the JV Agreement, SuperX AI Solution Limited will subscribe for SGD 900,000 (approximately USD 712,000) in cash, representing a 45% equity interest in the JV, TFC will subscribe for SGD 700,000 (approximately USD 554,000) in cash, representing a 35% equity interest, and the remaining 20% equity interest will be subscribed for by the other TFC Partners.

The JV will focus on the development, manufacturing and global commercialization (excluding Mainland China, Hong Kong and Macau) of optical modules and optical components for artificial intelligence data center applications.

Pursuant to the JV Agreement, the Company will have a controlling position in the JV through board and management rights. The board of directors of the JV will consist of three directors, of whom the Company will appoint two and the TFC Partners will appoint one. The Company will appoint the Chief Executive Officer of the JV, and TFC will appoint the Chief Financial Officer. Certain major corporate actions of the JV, including changes to registered capital, dividend policy, material business scope, significant investments and mergers or acquisitions, will require the approval of both the Company and TFC.

The transaction was approved by the Company’s board of directors. The press release titled “SuperX Partners with TFC to Expand AI Optical Connectivity Markets Worldwide” dated February 11, 2026, is furnished as Exhibit 99.1 to this Report on Form 6-K and is hereby incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - SuperX Partners with TFC to Expand AI Optical Connectivity Markets Worldwide

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperX AI Technology Limited

Date: February 11, 2026	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title:	Executive Director

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